**Primary Business Name: UBS SECURITIES LLC**                                          **BD Number: 7654**

**BD - AMENDMENT**

**03/04/2024**

## BD - DIRECT OWNERS/EXECUTIVE OFFICERS

| Are there any indirect owners of the *applicant* required to be reported on Schedule B? |
|---|
| Yes        No |

| Ownership Codes: | **NA** | **- less than 5%** | **B - 10% but less than 25%** | **D - 50% but less than 75%** |
|---|---|---|---|---|
| | **A** | **- 5% but less than 10%** | **C - 25% but less than 50%** | **E - 75% or more** |

| Full Legal Name | DE/FE/I | Title or Status | Date Acquired | Own. Code | Control Person | PR | CRD #(or S.S.No., IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|
| DIMARCO, PATRICK M | I | CHIEF COMPLIANCE OFFICER | 09/2023 | NA | N | N | 4549136 |
| HAZELWOOD, TRICIA | I | PRESIDENT AND CHAIR OF THE BOARD | 02/2024 | NA | Y | N | 4232035 |
| LOFTUS, MICHAEL L | I | MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS | 02/2018 | NA | N | N | 4176467 |
| MATTONE, RALPH MICHAEL | I | PRINCIPAL FINANCIAL OFFICER | 12/2016 | NA | Y | N | 1840894 |
| NIETO, CALLUM | I | PRINCIPAL OPERATIONS OFFICER | 01/2023 | NA | N | N | 6765482 |
| UBS AMERICAS INC | DE | MEMBER, VOTING | 10/2003 | D | Y | N | 06-1595848 |
| VAN TASSEL, JAMES C | I | MANAGING DIRECTOR, US EQUITIES RESEARCH | 06/2017 | NA | Y | N | 2558212 |